

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2024

Bill Wilson
Chief Executive Officer
Townsquare Media, Inc.
One Manhattanville Road
Suite 202
Purchase, NY 10577

      Re: Townsquare Media, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed May 9, 2024
           File No. 001-36558

Dear Bill Wilson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed May 9, 2024

Exhibit 99.1, page 1

1.

We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted Operating Income and Adjusted EBITDA, in the title and/or first paragraph of the earnings release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the prepared remarks in your earnings call. Accordingly, please revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this regard.

2.   We note that you consider Adjusted Operating Income and Adjusted Net Income as performance measures. Please tell us why there are cash-based adjustments, such as corporate expenses, in the calculation of a performance measure. Refer to the guidance in Question 100.01 of the non-GAAP C&DIs which indicates the exclusion of normal, recurring, cash operating expenses necessary to operate your business from a non-GAAP performance measure may be misleading. Please provide us with the revised disclosures you intend to include in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology